SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

BABYUNIVERSE, INC
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

056332109
(CUSIP Number)

D. E. Shaw Composite Side Pocket Series 1, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street
39th Floor, Tower 45
New York, NY 10036
(212) 478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
William H. Gump
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

March 13, 2007
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 056332109	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) eToys Direct, Inc. FEIN 20-0977196
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,153,553 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,153,553 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (See Item 5)
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 056332109	Page 3 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Composite Side Pocket Series 1, L.L.C. FEIN 20-4042493
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,153,553 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,553 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (See Item 5)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

 SCHEDULE 13D

CUSIP No. 056332109	Page 4 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,153,553
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,553 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (See Item 5)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN (See Item 2)

SCHEDULE 13D

CUSIP No. 056332109	Page 5 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,153,553 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,553 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (See Item 5)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

SCHEDULE 13D

CUSIP No. 056332109	Page 6 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,153,553 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,553 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (See Item 5)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.001 per share (“BabyUniverse Common Stock”), of BabyUniverse, Inc. a Florida corporation (“BabyUniverse”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of BabyUniverse are located at 150 South U.S. Highway One, Suite 500, Jupiter, Florida 33477.

Item 2. Identity and Background

(a). This statement is filed on behalf of eToys Direct, Inc. a Delaware corporation (“eToys”), D.E. Shaw Composite Side Pocket Series 1, L.L.C., a Delaware limited liability company (“Composite”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, and together with eToys, Composite, DESCO LP and DESCO LLC, the “Reporting Persons”). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.5 and incorporated herein by reference.

(b). The address of the principal business and the principal office of eToys is 1099 18th Street, Suite 1800, Denver, CO 80202. The address of the principal business and the principal office of each of Composite, DESCO LP, DESCO LLC and David E. Shaw is 120 West Forty-Fifth Street, 39th Floor, Tower 45, New York, NY 10036.

(c). The principal business of eToys is the eCommerce and direct marketing of toys and other youth-related products. The names, residences or business addresses, citizenships and present principal occupations or employments of the executive officers and directors of eToys are set forth on Annex A hereto. The principal business of Composite is that of a limited liability company focusing primarily on investments in privately held companies. Composite does not have any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Composite. The principal business of DESCO LLC is to act as manager to certain funds, including Composite. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO, Inc.”), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO, Inc. and DESCO II, Inc.

(d), (e). During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2 or Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f). David E. Shaw is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On March 13, 2007, eToys entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BabyUniverse and Baby Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of BabyUniverse (“Merger Sub”). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time, as specified therein, Merger Sub will merge (the “Merger”) with and into eToys, with eToys continuing as the surviving corporation (the “Surviving Corporation”).

Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each eToys stockholder will have the right to receive, for each share of eToys common stock held by such stockholder, such number of shares of BabyUniverse Common Stock as is equal to the quotient of (x) the product of (A) the number of shares of BabyUniverse Common Stock outstanding, on a fully diluted basis, as of the closing of the Merger and (B) two, divided by (y) the number of shares of eToys common stock outstanding as of the closing of the Merger. BabyUniverse and eToys have made customary representations, warranties and covenants in the Merger Agreement, and the consummation of the Merger is subject to certain conditions, including among others, the approval of the Merger by the holders of BabyUniverse Common Stock.

The consideration payable by BabyUniverse to eToys stockholders pursuant to the Merger Agreement will be delivered through the issuance of additional authorized but as yet unissued shares of BabyUniverse Common Stock.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) the directors of eToys immediately prior to the Merger will be the directors of the Surviving Corporation, (ii) the officers of eToys immediately prior to the Merger will be the officers of the Surviving Corporation, (iii) the certificate of incorporation of eToys, as in effect immediately prior to the Effective Time, will be amended as of the Effective Time so as to contain the provisions, and only the provisions, contained in the certificate of incorporation of Merger Sub immediately prior to the Effective Time until thereafter amended in accordance with the provisions thereof and as provided by applicable law, except for Article I thereof and (iv) the bylaws of Merger Sub will be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein, in the certificate of incorporation of the Surviving Corporation or by applicable law.

Pursuant to the Merger Agreement, BabyUniverse shall take or cause to be taken all corporate action necessary for the board of directors of BabyUniverse, as of the Effective Time, to be comprised of seven members, of which BabyUniverse stockholders shall have the right to initially designate two members (the “BabyUniverse Designated Directors”) and the eToys stockholders shall have the right to initially designate three members (the “eToys Designated Directors”). The two vacancies remaining on the board of directors of BabyUniverse shall be filled following the Effective Time; provided, however, that the BabyUniverse Designated Directors shall have the right to nominate one person for consideration for election and the eToys Designated Directors shall have the right to nominate one person for consideration for election.

Concurrently with the execution and delivery of the Merger Agreement, eToys entered into a Voting Agreement, dated as of March 13, 2007 (the “Voting Agreement”), with John C. Textor, Wyndcrest BabyUniverse Holdings, LLC, Wyndcrest BabyUniverse Holdings II, LLC, Wyndcrest BabyUniverse Holdings III, LLC, Jonathan Teaford and Stuart Goffman (collectively, the “BabyUniverse Stockholders”). Pursuant to the Voting Agreement, each of the BabyUniverse Stockholders has agreed that until the termination of the Voting Agreement, such BabyUniverse Stockholder will vote or cause to be voted the shares of BabyUniverse Common Stock over which such BabyUniverse Stockholder has voting power in favor of the approval and adoption of the Merger Agreement and the Merger and against any other merger or acquisition proposal or offer (as more fully described in Item 6).

The descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, which are referenced herein as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The BabyUniverse Stockholders agreed to enter into the Voting Agreement to induce eToys to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger.

Other than pursuant to the Merger Agreement and the Voting Agreement, as described in Items 3 and 6, neither eToys nor, to the best knowledge of eToys, any person listed in Annex A hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of BabyUniverse, or the disposition of securities of BabyUniverse; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BabyUniverse or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of BabyUniverse or any of its subsidiaries; (d) any change in the present board of directors of BabyUniverse, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except as described in Item 3), or the management of BabyUniverse (except that Michael Wagner, the current Chief Executive Officer of eToys is expected to be the Chief Executive Officer of BabyUniverse following the Effective Time); (e) any material change in the present capitalization or dividend policy of BabyUniverse; (f) any other material change in BabyUniverse’s business or corporate structure; (g) changes in BabyUniverse’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BabyUniverse by any person; (h) causing a class of securities of BabyUniverse to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of BabyUniverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a) and (b). As of March 13, 2007, 2,153,553 issued and outstanding shares of BabyUniverse Common Stock were subject to the Voting Agreement (the “Voting Agreement Shares”). The Voting Agreement Shares represent approximately 37.9% of the issued and outstanding shares of BabyUniverse Common Stock (based on 5,686,470 shares of BabyUniverse Common Stock outstanding as of January 17, 2007, which is the total number of shares of BabyUniverse Common Stock outstanding on that date as reported in BabyUniverse's Amendment No. 1 to Form S-3, as filed with the Securities and Exchange Commission on January 18, 2007). By virtue of the Voting Agreement, eToys may be deemed to share with the BabyUniverse Stockholders the power to vote or direct the voting of the Voting Agreement Shares. However, eToys is not entitled to any other rights as a stockholder of BabyUniverse as to the Voting Agreement Shares, and eToys does not have any right to dispose or direct the disposition of the Voting Agreement Shares, except for the restrictions described in Item 6.

Composite is the legal and the beneficial owner of (i) all of the issued and outstanding shares of preferred stock of eToys and (ii) 77.5% of the issued and outstanding common stock of eToys, and by virtue of such deemed control of eToys, Composite may be deemed to have the shared power to vote or direct the vote of the Voting Agreement Shares. DESCO LP as Composite’s investment adviser and DESCO LLC as Composite’s manager may be deemed to have the shared power to vote or direct the vote of the Voting Agreement Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of the Voting Agreement Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of the Voting Agreement Shares. None of Composite, DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of BabyUniverse Common Stock directly and each such entity disclaims beneficial ownership of the Voting Agreement Shares.

David E. Shaw does not own any shares of BabyUniverse Common Stock directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of the Voting Agreement Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Voting Agreement Shares. David E. Shaw disclaims beneficial ownership of the Voting Agreement Shares.

No shares of BabyUniverse Common Stock are owned directly by a Reporting Person. To the best knowledge of each Reporting Person, no shares of BabyUniverse Common Stock are beneficially owned by any of the persons named in Item 2 or Annex A.

(c). Other than the acquisition of the shared power to vote or direct the voting of the Voting Agreement Shares pursuant to the Voting Agreement, no Reporting Person, nor, to the best knowledge of each Reporting Person, any person named in Item 2 or Annex A, has effected any transaction in the shares of BabyUniverse Common Stock during the past 60 days.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each BabyUniverse Stockholder has agreed that prior to the termination of the Voting Agreement, at any meeting of the stockholders of BabyUniverse, or in any other circumstance where such BabyUniverse Stockholder’s vote, consent, or other approval is sought, the BabyUniverse Stockholder will vote (or cause to be voted) all of the Voting Agreement Shares and any additional shares of BabyUniverse Common Stock acquired during the period prior to termination (together, the “Shares”) then owned both beneficially and of record by such BabyUniverse Stockholder, and any other Shares over which such Stockholder posseses the power to direct the vote: (i) in favor of the adoption of the Merger Agreement and the approval of the terms thereof, including the Merger and each of the other transactions contemplated thereby, (ii) against any action or agreement that is or would be reasonably likely to result in any conditions to BabyUniverse’s obligations under the Merger Agreement not being fulfilled or result in or be reasonably likely to result in, a material breach of any representation, covenant, warranty, or agreement of BabyUniverse or Merger Sub under the Merger Agreement, (iii) against any Acquisition Proposal (as defined in the Voting Agreement), (iv) against any amendments to the amended and restated articles of incorporation or amended bylaws of BabyUniverse and (v) against any other action or agreement intended or which could reasonably be intended to impede, interfere with or postpone the Merger or transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of BabyUniverse.

Furthermore, except as provided for in the Voting Agreement, each BabyUniverse Stockholder, pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, has irrevocably granted to and appointed eToys and certain designees of eToys such BabyUniverse Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such BabyUniverse Stockholder, to vote all of such BabyUniverse Stockholder’s Shares in accordance with the provisions described above.

Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each BabyUniverse Stockholder has agreed that until the termination of the Voting Agreement, except pursuant to the Voting Agreement, such BabyUniverse Stockholder will not, and will not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy with respect to, or deposit into a voting trust such BabyUniverse Stockholder’s Shares, or enter into a voting trust agreement or create any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to such Shares.

The Voting Agreement provides that it will terminate upon the earlier of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms.

The description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement which is referenced herein as Exhibit 99.2 and is incorporated by reference into this Item 6.

Except for the Voting Agreement and the Merger Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of BabyUniverse.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1	Agreement and Plan of Merger, dated as of March 13, 2007, by and among BabyUniverse, Inc., Baby Acquisition Sub, Inc., and eToys Direct, Inc.

99.2	Voting Agreement, dated as of March 13, 2007, by and among eToys Direct, Inc. and the individuals and parties listed on Schedule A thereto.

99.3	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc. in favor of certain of the signatories thereto, among others, dated February 24, 2004.

99.4	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc. in favor of certain signatories thereto, among others, dated Febuary 24, 2004.

99.5	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 23, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 99.3 and Exhibit 99.4 and incorporated herein by reference.

Dated: March 23, 2007

ETOYS DIRECT, INC.

By: /s/ Michael J. Wagner
Name: Michael J. Wagner
Title: Chief Executive Officer

D. E. SHAW COMPOSITE SIDE POCKET
SERIES 1, L.L.C.

By: D. E. SHAW & CO., L.L.C., as Manager

By: /s/ Anne Dinning
Name: Anne Dinning
Title: Managing Director

D. E. SHAW & CO., L.P.

By: /s/ Anne Dinning
Name: Anne Dinning
Title: Managing Director

D. E. SHAW & CO., L.L.C.

By: /s/ Anne Dinning
Name: Anne Dinning
Title: Managing Director

DAVID E. SHAW

By: /s/ Anne Dinning
Name: Anne Dinning
Title: Attorney-in-Fact for David E. Shaw

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of eToys are as set forth below. The business address for each executive officers and for director Michael Wagner is c/o eToys Direct, Inc., 1099 18th Street, Suite 1800, Denver, Colorado, 80202. The business address for directors Julius Gaudio and Daniel Posner is 120 West 45th Street, New York, NY 10036. Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of eToys

Name	Principal Occupation

Michael Wagner	Chief Executive Officer
Christopher Cummings	Senior Vice President, Chief Information Officer
Frederick Hurley	Senior Vice President Merchandising
Gigi Healy	Vice President Human Resources and Administration
Craig Currie	Vice President My Twinn
Gary Lindsey	Vice President Marketing
Francis J. Scherman	Vice President Partnerships, Fraud and Customer
Ronald Gilbert	Vice President Fulfillment and Transportation

Directors of eToys

Name	Principal Occupation

Michael Wagner	Chief Executive Officer, eToys
Julius Gaudio (1)	Managing Director, D. E. Shaw & Co., L.P.
Daniel Posner	Managing Director, D. E. Shaw & Co., L.P.
____________________
(1) Citizen of Canada